82-913

J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

RECEIVED
2004 MAY 26 A 11:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

04030427

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 14 May 2004

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

SUPPL

Dear Sir

Purchase of 14 Stores

Please find enclosed copies of the above announcements made to the London Stock Exchange on 14 May 2004.

Yours sincerely

Hazel Jarvis
Assistant Company Secretary

Enc

dw 6/15

14 May 2004

Sainsbury's acquires stores from Morrisons

Sainsbury's has agreed to acquire 14 stores from Morrisons comprising 13 Safeway branded stores and one Morrisons store. The average store size is 30,000 sq ft.

Justin King, Sainsbury's Chief Executive said, "When we announced the sale of Shaw's, our US supermarket business on March 26th 2004, we indicated that we would use a proportion of the funds generated to develop further Sainsbury's core UK supermarkets business to strengthen our market position and deliver future growth.

"These stores from Morrisons give us a great opportunity to increase our selling space in the UK by over 400,000 sq ft, a little under 3%. Such opportunities have become increasingly rare and we are delighted to secure these stores and look forward to introducing Sainsbury's products and services to new areas and customers. We also look forward to welcoming 2,600 new colleagues to Sainsbury's."

The stores are located primarily in the Midlands and the north of England and had a net book value of £110m at September 2003.

In accordance with the process set out by the Competition Commission in its report on the Safeway merger, each store acquisition is conditional upon approval from the OFT. The stores acquisition is expected to complete in phases over the summer.

In a separate transaction Sainsbury's has also acquired a 16,500 sq ft store from Somerfield in Bridgnorth, Shropshire; this completed on 23rd April.

It is anticipated that the acquisition of these stores from Morrisons and Somerfield will be earnings neutral in 2004/05, reflecting the timing of their openings and earnings enhancing in their first full year of operation.

For enquiries:

Investor Relations
Roger Matthews
Lynda Ashton +44 (0) 20 7695 7162

Media
Jan Shawe
Pip Wood +44 (0) 20 7695 6127

Store locations	existing sales area (sq ft)
SAFEWAY branded	
Mansfield, Notts	30,000
Whitehouse Farm Stockton, Cleveland	24,500
Chafford Hundred, Essex	30,000
Tadcaster, North Yorks	9,750
Cramlington, Northumberland	29,800
Scunthorpe, Humberside	30,175
Team Valley, Tyne and Wear	34,750
Spalding, Lincs	27,500
Scarborough, North Yorks	30,000
Grantham, Lincs	29,500
Darlington, County Durham	35,000
Heaton Newcastle, Tyne and Wear	31,500
Lytham St Anne's, Lancs	20,140
MORRISONS	
Ripon, North Yorks	23,100
SOMERFIELD	
Bridgnorth, Shropshire	16,500